Cloud DX Inc.
Consolidated Financial Statements
December 31, 2019 and December 31, 2018
(Internal - Unaudited)

Cloud DX Inc.
Consolidated Balance Sheets
As at December 31, 2019 and 2018
(Expressed in US dollars)
(Internal - Unaudited)

	2019	*2018*
Assets		
Current		
Cash	**29,409**	43,250
Investments	**194,017**	-
Trade and other receivables	**416,841**	122,398
Income taxes recoverable	**-**	14,931
Sales tax receivable	**28,314**	123,491
Inventories	**423,526**	616,346
Prepaid expenses and deposits	**54,481**	50,984
	1,146,587	971,400
Non-current		
Equipment *(Note 4)*	**32,623**	40,390
Intangible asset *(Note 5)*	**400,136**	485,879
Advances to related parties *(Note 6)*	**-**	52,391
Total assets	**1,579,346**	1,550,060
Liabilities		
Current		
Bank indebtedness	**-**	1,714
Trade and other payables	**1,078,644**	789,652
Tax payable	**35,999**	53,540
Advances from related parties *(Note 7)*	**2,233**	7,901
Current portion of long-term notes payable *(Note 8)*	**390,220**	479,191
	1,507,096	1,331,998
Non-current		
Convertible debt *(Note 9)*	**1,341,030**	46,000
	2,848,125	1,377,998
Equity		
Share capital *(Note 13)*	**13,001,941**	11,009,006
Deficit	**(14,252,339)**	(10,952,557)
Share-based payment reserve	**278,693**	200,361
Cumulative translation adjustment	**(297,075)**	(80,401)
	(1,325,850)	172,062
	1,579,346	1,554,407

The accompanying notes are an integral part of these financial statements

Cloud DX Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2019 and 2018
(Expressed in US dollars)
(Internal - Unaudited)

	2019	*2018*
Revenue		
Subscription revenue	**477,650**	24,657
Product sales	**410,685**	82,469
Professional services	**108,339**	17,350
	996,674	124,476
Cost of sales	**261,990**	112,369
Gross margin	**734,684**	12,107
Expenses		
Advertising and promotion	**51,712**	207,603
Amortization	**107,523**	99,497
Bad debt expense	**-**	40,670
Courier and delivery	**15,508**	19,925
Dues and memberships	**143,655**	263,022
Insurance	**39,140**	22,081
Interest and bank charges	**127,086**	15,942
Office	**27,307**	28,150
Professional fees	**242,475**	355,202
Rental	**266,771**	255.529
Research	**181,538**	218,731
Salaries, wages and benefits	**1,719,613**	1,513586
Supplies	**12,945**	22,123
Sub-contracts	**573,806**	672,291
Stock based compensation	**78,332**	79,168
Travel	**108,243**	178,400
Utilities	**51,610**	30,359
	3,747,264	4,022,279
Operating loss	**(3,012,580)**	(4,010,172)
Other income (expense)		
Foreign exchange gain (loss)	**(13,718)**	39,063
Finance costs	**(12,007)**	(81,146)
Government funding	**93,855**	2,967
Unrealized gain (loss) on investments	**(341,734)**	-
Other income	**(13,862)**	(21,250)
	(287,464)	(60,366)
Loss before income taxes	**(3,300,045)**	(4,070,538)
Provision for income taxes	**-**	-
Net loss	**(3,300,045)**	(4,070,538)
OTHER COMPREHENSIVE INCOME		
Foreign currency translation adjustment	**(216,674)**	174,039
Total comprehensive loss for the year	**(3,516,718)**	(3,896,499)

Cloud DX Inc.
Consolidated Statements of Changes in (Deficiency) Equity
For the years ended December 31, 2019
(Expressed in US dollars)
(Internal - Unaudited)

	Number of shares	Share capital	Contributed Surplus	Deficit	Accumulated other comprehensive income (loss)	Total (deficiency) equity
Balance January 1, 2018	1,166,661	5,875,949	177,577	(6,882,019)	(254,440)	(1,083,068)
Net loss for the year	-	-	-	(4,070,538)	-	(4,070,538)
Other comprehensive income for the year	-	-	-	-	174,039	174,039
Recognition of share-based payments	-	-	22,804	-	-	22,804
Issuance of shares through convertible debt	248,023	5,133,172	-	-	-	5,133,172
Balance December 31, 2018	1,414,684	11,009,121	200,361	(10,952,557)	(80,401)	176,409
Net loss for the year	-	-	-	(3,299,782)	-	(3,299,782)
Other comprehensive income for the year	-	-	-	-	(216,674)	(216,674)
Recognition of share-based payments	-	-	78,332	-	-	78,332
Issuance of shares	184,328	1,050,663				1,050,663
Issuance of shares through convertible debt	28,913	942,157	-	-	-	942,157
Balance December 31, 2019	1,627,925	13,001,941	278,693	(14,252,339)	(297,075)	(1,268,779)

The accompanying notes are an integral part of these financial statements

Cloud DX Inc.
Consolidated Statement of Cash Flows
For the years ended December 31, 2017 and 2016
(Expressed in US dollars)
(Internal - Unaudited)

	2019	*2018*
Cash provided by (used for) the following activities		
Operating activities		
Net loss	(3,300,045)	(4,070,538)
Amortization	107,523	99,497
Non-cash write-offs	1,745	85,597
Non-cash consideration received for the sale of good and services	(563,175)	-
Unrealized loss on investment	341,734	-
Unrealized foreign exchange gain	13,718	(39,063)
Non-cash finance charges	12,007	19,087
Stock based compensation	78,332	79,168
Stock based financing expense	-	2,500
	(3,308,161)	(3,823,752)
Changes in working capital accounts		
Trade and other receivables	(294,443)	266,760
Income taxes recoverable	14,931	20,238
Sales Tax Receivable	95,177	(98,857)
Inventories	192,820	(841)
Prepaid expenses and deposits	(3,497)	(9,269)
Trade and other payables	288,992	275,750
Tax payable	(17,541)	56,293
	(3,031,721)	(3,313,678)
Financing activities		
Proceeds from advancement of long-term debt	1,295,030	3,238,324
Repayments of long-term debt	(88,971)	(130,199)
Amounts advanced from related parties	52,391	6,114
Repayments to related parties	(5,668)	(4,950)
Proceeds from issuance of common shares	1,992,820	-
	3,245,602	3,109,289
Investing activity		
Investment in securities paid in kind	194,017	-
Purchases of equipment	(8,741)	(43,497)
Net effect of foreign currency translation	(218,981)	81,508
Increase (decrease) in cash resources	(13,841)	(166,378)
Cash (bank indebtedness), beginning of year	43,250	209,628
Cash (bank indebtedness), end of year	29,409	43,250

The accompanying notes are an integral part of these financial statements

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in US dollars)
(Internal - Unaudited)

1.   **Incorporation and operations**

These consolidated financial statements include the following companies: Cloud Diagnostics Canada ULC and Cloud DX Inc. (together the "Company"). Cloud Diagnostics Canada ULC was incorporated under the laws of the Province of British Columbia on September 14, 2014. Cloud DX Inc. was incorporated in the State of Delaware on September 11, 2014.

The Company provides remote patient monitoring hardware and software. The Canadian headquarters are in Kitchener, Ontario and the United States headquarters are in Brooklyn, New York.

2.   **Going concern**

These consolidated financial statements have been prepared on a going concern basis which presumes that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of its operations.

The Company has incurred significant operating losses and has a working capital deficiency. The continued operations of the Company are dependent on the future demand for its products, management's ability to manage costs and continue to improve operations, the future availability of equity or debt financing, and the ability of the Company to improve its credit standing and availability. To remain a going concern, the Company must rely on obtaining additional capital in the form of debt or equity. It cannot be determined at this time whether these objectives will be realized.

These consolidated financial statements do not reflect the adjustments or reclassification of assets and liabilities which would be necessary if the Company were unable to continue its operations.

3.   **Summary of significant accounting policies**

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All amounts recorded in the financial statements and the notes are recorded in US dollars which is the Company's functional currency.

Basis of consolidation

The Company's consolidated financial statements include the accounts of Cloud DX Inc and its subsidiary Cloud Diagnostics Canada ULC.

The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances. Where necessary, adjustments are made to the consolidated financial statements of subsidiaries to ensure consistency with those used by other members of the group.

Any balances, unrealized gains and losses or income and expenses arising from intra-company transactions, are eliminated upon consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in US dollars)
(Internal - Unaudited)

3. **Summary of significant accounting policies** *(Continued from previous page)*

Foreign currency translation

Transactions denominated in foreign currencies are translated into their functional currency of the Company at exchange rates prevailing at the transaction dates (spot exchange rates). Monetary assets and liabilities are retranslated at the exchange rates at the balance sheets date. Exchange gains and losses on translation or settlement are recognized in profit or loss for the current period.

Non-monetary items that are measured at historical cost are translated using the exchange rates at the date of the transaction and non-monetary items that are measured at fair value are translated using the exchange rates at the date when the items' fair value was determined. Translation gains and losses are included in profit or loss.

Cloud Diagnostics Canada ULC's functional currency is Canadian dollars. In translating the financial statements from their functional currency into the Company's reporting current of United States dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in cumulative other comprehensive income (loss) in stockholders' equity. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Revenue recognition

The Company generates revenue from three sources: (1) subscriptions; (2) hardware; and (3) professional services. Subscriptions includes subscription fees from customers accessing its cloud-based applications. Hardware revenue consists of product sales with which the customer can use the cloud-based application. Professional services includes consulting and special research projects with various partners.

Revenue for all streams is recognized when all of the following conditions are met:

- There is persuasive evidence of an arrangement;

- The service is being provided to the customer;

- The collection of the fees is reasonably assured; and

- The amount of fees to be paid by the customer is fixed or determinable.

Revenue from the sale of hardware is recognized when the significant risks and rewards of ownership of the goods have been transferred to the buyer, at the time of shipment.

Revenue for subscriptions is recognized on a monthly basis when the subscription fees are charged to the customers' credit card commencing when the subscription service is made available to the customer. Subscriptions generally have a 24-month term, but are continued indefinitely upon expiration of the 24 months.

Revenue for professional services is recognized in accordance with the specific agreement as each related milestone is reached.

Cash

Cash comprise cash on hand, demand deposits and short-term highly liquid investments with original maturities of three months or less that are readily convertible into to known amounts of cash and which are subject to an insignificant risk of changes in value.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined based on the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less estimated selling costs.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in US dollars)
(Internal - Unaudited)

3.   Summary of significant accounting policies   *(Continued from previous page)*

Equipment

Property and equipment are initially recorded at cost. Depreciation is recognized over the estimated useful lives of the related assets as follows:

	Method	Rate	
Computer equipment	declining balance	55	%
Computer software	declining balance	100	%
Machinery and equipment	declining balance	30	%
Furniture and fixtures	declining balance	20	%

Useful lives of property and equipment assets are periodically reviewed and adjusted prospectively to reflect the Company's current estimates of the respective assets' expected utility.

Upon retirement or disposition of property and equipment, the cost and related accumulated amortization are removed from the accounts and any resulting gain or loss is recognized in other income.

Normal repairs and maintenance are charged to expenses as incurred. Major replacements and betterments that improve or extend the useful lives of the assets are capitalized and depreciated over their estimated useful lives.

Intangible assets

Intangible assets include acquired intellectual property and are stated at cost less accumulated amortization and accumulated impairment losses.

The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

These assets have been determined to have definite lives and are amortized on a straight-line basis over their estimated remaining economic lives as follows:

	Method	Rate	
Intellectual property	straight-line	10	years

Impairment of Long-Lived Assets

Impairment of long-lived assets is recognized when an event or change in circumstances causes the asset's carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss is calculated by deducting the fair value of the asset or group of assets from its carrying value.

Income taxes

The Company accounts for income taxes in accordance with ASC 740. The Company provides for federal and provincial income taxes payable, as well as for those deferred because of timing differences between reporting income and expenses for the consolidated financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. The effect of a change in tax rates is recognized as income or expense in the period of the change. A valuation allowance is established, when necessary, to reduce deferred income tax assets tot he amount that is more likely than not to be realized.

As of December 31, 2019 and 2018 the unrecognized tax benefit accrual was zero.

The Company will recognize future accrued interest penalties related to unrecognized tax benefits in income tax if incurred.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in US dollars)
(Internal - Unaudited)

3.   Summary of significant accounting policies   *(Continued from previous page)*

Convertible debt instruments

The Company reviews the terms of its convertible debt instruments to determine whether there are embedded derivatives, including the embedded conversion option, that are required to be separated and accounted for as individual derivative financial instruments.

In circumstances where the convertible debt instruments do not contain embedded derivatives that are to be separated from the debt host contracts, the total proceeds received are allocated entirely to the debt host contract.

In circumstances where the convertible debt instruments contain embedded derivatives that are to be separated from the debt host contracts, the total proceeds received are first allocated to the fair value of the derivative financial instruments determined using a valuation technique such as the Black-Scholes model. The remaining proceeds, if any, are then allocated to the debt host contracts, usually resulting in those instruments being recorded at a discount from their principal amount. This discount is accreted over the expected life of the instruments to profit (loss) using the effective interest method.

The debt host contracts are subsequently recorded at amortized cost at each reporting date, using the effective interest method. The embedded derivatives are subsequently recorded at fair value at each reporting date, with changes in fair value recognized in profit (loss).

Where the exercise date of the conversion option is less than one year from balance sheet date, or the conversion has been triggered, the convertible debt instruments are classified as current liabilities.

The convertible debt issued by the Company does not contain embedded derivatives and the proceeds have been allocated entirely to the debt host.

Share-based payments

The Company uses the fair value method for recording stock-based compensation for new awards granted, modified, repurchased or cancelled. The Company recognizes compensation costs for stock option grants on a straight-line basis over the vesting period. The Company uses the Black-Scholes option pricing model for estimating the fair value of stock options.

The use of the option valuation model requires the input of subjective assumptions including the estimated fair value of the Company's common shares, the expected life of the option and the expected share price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires the estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value of the equity instruments granted is recognized as an expense over the estimated vesting period with a corresponding increase to contributed surplus.

Non-market vesting conditions are taken into account by adjusting the number of equity instruments included in the measurement of the transaction. The estimate of the number of equity instruments expected to vest is revised if subsequent information indicates that the number of equity instruments expected to vest differs from previous estimates. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense and contributed surplus reflects the revised estimate.

Market and non-vesting conditions are taken into account when estimating the fair value of the equity instruments granted and therefore the expense is recognized irrespective of whether or not the market condition is satisfied, provided that all other vesting conditions are satisfied.

Equity-settled share-based payment transactions with parties other than employees or those providing similar services, are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured indirectly at the fair value of the equity instruments granted.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in US dollars)
(Internal - Unaudited)

3.   **Summary of significant accounting policies**   *(Continued from previous page)*

Financial instruments

The Company recognizes its financial instruments when the Company becomes party to the contractual provisions of the financial instrument. All financial instruments are initially recorded at their fair value, including financial assets and liabilities originated and issued in a related party transaction with management.

At initial recognition, the Company may irrevocably elect to subsequently measure any financial instrument at fair value. The Company has not made such an election during the year.

Transaction costs and financing fees directly attributable to the origination, acquisition, issuance or assumption of financial instruments subsequently measured at fair value are immediately recognized in net loss. Conversely, transaction costs and financing fees are added to the carrying amount for those financial instruments subsequently measured at amortized cost or cost and are amortized with the instrument.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could differ from these estimates.

Management's most significant estimate is the fair value of share-based payments and involves estimating the life of the option, the expected share volatility and price and the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Depreciation and amortization is based on the estimates useful lives of property and equipment and intangible assets.

Accounts receivables are stated after evaluation as to their collectability and appropriate allowance for doubtful accounts is provided where considered necessary. Provisions for income taxes are made based on the use of historical rates and the activity that occurred during the year.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the period in which they become known.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Internal - Unaudited)

4.   **Property, plant and equipment**

	Computer equipment	Computer software	Machinery and equipment	Furniture and fixtures	Total
Cost					
Balance at January 1, 2018	11,276	8,830	15,843	7,277	43,226
Additions	34,669	-		7,646	42,315
Foreign exchange adjustment	(1,736)	(1,678)	(342)	-	(4,403)
Balance at December 31, 2018	44,209	7,152	15,501	14,276	81,138
Additions	13,741	-			13,741
Foreign exchange adjustment	946	360	198	534	2,038
Balance at December 31, 2019	58,895	7,512	15,699	14,810	96,917
Depreciation					
Balance at January 1, 2018	9,592	8,830	7,902	2,204	28,528
Depreciation charge for the year	9,926		2,176	1,651	13,753
Foreign exchange adjustment	(592)	(1,678)	472	265	(1,533)
Balance at December 31, 2018	18,926	7,152	10,550	4,120	40,748
Depreciation charge for the year	18,776	-	2,692	864	22,333
Foreign exchange adjustment	642	360	119	92	1,214
Balance at December 31, 2019	38,345	7,512	13,361	5,076	64,294
Net book value					
At December 31, 2018	25,283	-	4,951	10,156	40,390
At December 31, 2019	**20,550**	**-**	**2,338**	**9,734**	**32,622**

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Internal - Unaudited)

5.   Intangible assets

	Intellectual Property
Cost	
Balance at January 1, 2018, December 31, 2018 and December 31, 2019	**857,434**
Amortization	
Balance at December 31, 2017	**258,812**
Amortization for the year	**85,743**
Balance at December 31, 2018	**371,555**
Amortization for the year	**85,743**
Balance at December 31, 2019	**457,298**
Carrying amounts	
At December 31, 2018	485,879
At December 31, 2019	**400,136**

6.   Advances to related parties

Advances to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

	2019	*2018*
Anthony Kaul	-	6,894
Robert Kaul	-	45,497
	-	52,391

7.   Advances from related party

Advances from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

	2019	*2018*
Sonni Kholi	-	3,005
Anthony Kaul	2,233	-
RM Kaul & Associates	-	4,896
	2,223	7,901

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Internal - Unaudited)

8.   **Long-term debt – current portion**

	2019	2018
Note payable bearing interest at prime plus 2%, payable with annual installments of $100,000 until September 15, 2019	**390,220**	379,191
Note payable bearing interest at prime plus 6%, payable on or before May 30, 2019	**-**	100,000
Notes repaid in during the year	**100,000**	
	390,220	479,191

The long-term debt is secured by a general security agreement.

9.   **Convertible debt instruments**

The value of the outstanding convertible debt instruments as at December 31, 2019 and December 31, 2018 are as follows:

	2019	2018
Convertible debentures, beginning of year	**46,000**	1,932,000
Convertible debentures issued	**1,991,392**	3,238,434
Converted to shares during the period	**696,362**	5,124,434
Convertible debentures, end of year	**1,341,030**	46,000

The convertible debt is due June 30, 2022 and is convertible to common shares at the option of the holder, at any time prior to the earlier of the maturity date.

Convertible debt of $696,362 (2018: $5,124,434) was converted during the year into 23,196 (2018 - 248,023) common shares including accrued interest.

Convertible debt outstanding at December 31, 2019 is convertible to common shares at a conversion price equal to the lower of (i) the valuation cap price; and (ii) 75% of the price per share paid by investors at the end of the last equity financing transaction.

The convertible debt is secured by a general security agreement and a guarantee from Cloud Diagnostics Canada ULC.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Internal - Unaudited)

10. **Share-based payments**

The Company maintains a stock option plan (the "Plan") for the purpose of encouraging and enabling the officers, employees or directors of, and consultants (whether individuals or entities) to, the Company, upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business, to acquire a proprietary interest in the Company.

The maximum number of shares reserved and available for issuance under the Plan is three hundred thousand (300,000).The shares underlying any Awards which are forfeited, cancelled, reacquired by the Company, satisfied without the issuance of the stock or otherwise terminated (other than by exercise) are added back to the shares available for issuance under the Plan.

Under the Plan, options to purchase common shares are granted at an exercise price of not less than the market value on the effective date of the grant. If an employee owns or is deemed to own more than 10 percent of the combined voting power of all classes of stock of the Company, the exercise price per share of stock by any Incentive Stock Option granted to such employee will not be less than 110 percent of the market value on the effective date of the grant.

The term of each stock option is fixed by the committee but no stock option will be exercisable more than 10 years after the date the stock option is granted.

	Number of Options	Weighted Average Exercise Price
Balance as at December 31, 2017	137,250	$ 8.81
Granted	202,700	20.51
Expired	(15,000)	20.00
Forfeit	(27,000)	20.00
Exercised	(1,000)	20.00
Balance as at December 31, 2018	**296,950**	**15.17**
Granted	26,500	20.00
Expired	(40,000)	20.00
Forfeit	(41,100)	9.49
Balance as at December 31, 2019	**215,100**	**21.85**

The share-based compensation expense that has been charged against earnings over the fiscal period is $78,332 (2018 - $79,168). Compensation expense on grants during the year was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2019	*2018*
Risk-Free Interest Rate	1.67%	1.08%
Expected Life	5 years	5 years
Expected Volatility	36%-40%	27%-37%
Weighted average grant-date fair value	$13.00 - $14.00	$10.00 - $13.00

Expected volatility is based on the historical share price volatility of the S&P North American Technology index over the past five years from the grant date. Share based compensation expense was calculated using a weighted average forfeiture rate of 25%.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Internal - Unaudited)

11. Related party transactions

Included in expenses for the current year are subcontracting fees of $150,000 (2018 - $150,000) paid to each of RM Kaul & Associates and Higher Bracket Online Media. These companies are wholly owned by Robert Kaul (CEO of Cloud DX Inc.) and Anthony Kaul (COO of Cloud DX Inc.) respectively.

These transactions were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration established by related parties.

12. Investment loss

On February 20, 2019, the Company entered into an agreement for the sale of hardware and a software license to a publicly traded company. The agreement provided for a cash payment of $189,850 and for $759,400 to paid in the form of shares which are traded on the over-the-counter market in the United States. Pursuant to the requirements of the Security and Exchange Commission, sale of these shares was restricted for a period of six months. To recognize the value impairment associated with this restriction, a 25% discount was applied to the market value of the shares and to the associated revenue recognized.

At December 31, 2019, the investment in these shares was further written down to reflect the market price of the shares at that date. A $341,734 unrealized loss was recorded.

13. Share capital

	2019	*2018*
1,627,925 Common shares (2018 – 1,414,684)	**13,001,941**	11,009,121

Authorized common shares total 10,000,000 (2018 - 10,000,000).

14. Commitments

The Company leases its operating facilities under 2 separate leases. Estimated minimum annual payments are $88,976.

15. Financial instruments

The Company as part of its operations carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other liabilities, known as price risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company enters into transactions to borrow funds from financial institutions or other creditors and lease equipment from various creditors for which repayment is required at various maturity dates.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Internal - Unaudited)

Fair Value

The following methods and assumptions were used in estimating the fair value of financial instruments:

Cash, trade and other receivables, accounts payable and accrued liabilities: the carrying   amounts approximate their fair market value due to the short-term nature of these instruments.

Advance to/from related parties: the amounts have no fixed terms of repayment.

Convertible debt, advances from related parties, and long-term debt are recorded at amortized cost. The long-term debt bears interest mainly at variable rates which indicates the fair value approximates the carrying amount. The convertible debt was issued throughout the year, including the month of December, suggesting the carrying amount approximates the fair value.

16.   Events after the reporting period

In March, 2020, long term debt outstanding at December 31, 2019 was converted into 97,498 common shares of the Company including accrued interest of $78,710 and a forbearance fee of $37,566.